EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	December 31, 2006	December 30, 2007	December 28, 2008	January 3, 2010	January 2, 2011
Income before provision for income taxes	$160,425	$55,559	$82,870	$135,522	$138,945
Fixed charges	67,951	143,190	127,441	123,596	109,149

Earnings as defined	$228,376	$198,749	$210,311	$259,118	$248,094
Fixed charges (1):
Interest expense	$55,011	$130,374	$114,906	$110,945	$96,810
Portion of rental expense representative of interest	12,940	12,816	12,535	12,651	12,339

Total fixed charges	$67,951	$143,190	$127,441	$123,596	$109,149
Ratio of earnings to fixed charges	3.4x	1.4x	1.7x	2.1x	2.3x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).